Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page
Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 21

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at February 29, 2024 and November 30, 2023

(Unaudited)

	Note	February 29, 2024	November 30, 2023
Assets
Current assets
Cash		$32,240	$34,097
Bonds and money market funds		6,213	6,290
Trade and other receivables		9,996	13,023
Tax credits and grants receivable		499	524
Income taxes receivable		—	4
Deferred tax assets		—	29
Inventories	5	6,303	6,066
Prepaid expenses and deposits		2,587	3,154
Derivative financial assets		103	110

Total current assets		57,941	63,297

Non-current assets
Property and equipment		1,133	1,206
Right-of-use assets		686	770
Intangible assets		12,136	12,496
Deferred tax assets		29	—
Deferred financing costs		165	—

Total non-current assets		14,149	14,472

Total assets		$72,090	$77,769

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$29,929	$28,471
Provisions	6	6,195	9,603
Current portion of Loan Facility	7	12,354	7,286
Current portion of lease liabilities	8	431	421
Marathon Warrants	9(b)	1,262	1,475
Income taxes payable		106	—
Deferred revenue		38	38

Total current liabilities		50,315	47,294

Non-current liabilities
Loan Facility	7	45,895	50,688
Lease liabilities	8	460	573
Other liabilities		22	84

Total non-current liabilities		46,377	51,345

Total liabilities		96,692	98,639

Equity
Share capital and warrants	9	363,927	363,927
Contributed surplus		23,867	23,178
Deficit		(413,140)	(408,659)
Accumulated other comprehensive income		744	684

Total equity		(24,602)	(20,870)

Total liabilities and equity		$72,090	$77,769

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

	Note	2024	2023
Revenue	3	$16,247	$19,908
Operating expenses
Cost of goods sold		5,284	4,693
Research and development expenses, net of tax credits of $32 (2023 – $72)		3,752	9,356
Selling expenses		5,701	6,814
General and administrative expenses		3,756	4,452

Total operating expenses		18,493	25,315

Loss from operating activities		(2,246)	(5,407)
Finance income	4	629	348
Finance costs	4	(2,754)	(5,288)

		(2,125)	(4,940)

Loss before income taxes		(4,371)	(10,347)
Income tax expense		(110)	(96)

Net loss for the period		(4,481)	(10,443)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”) financial assets		60	77

		60	77

Total comprehensive loss for the period		$(4,421)	$(10,366)

Basic and diluted loss per share	9(d)	(0.10)	(0.43)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except for share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

For the three-month period ended February 28, 2023
	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares(1)	Amount		Contributed surplus	Deficit		Total
Balance as at November 30, 2022		24,201,582	338,751	2,132	18,810	(382,649)	385	(22,571)
Total comprehensive loss for the period		—	—	—		(10,443)	—	(10,443)
Net loss for the period
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		—	—	—	—	—	77	77

Total comprehensive loss for the period		—	—	—		(10,443)	77	(10,366)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan		—	—	—	626	—	—	626

Total contributions by owners		—	—	—	626	—	—	626

Balance as at February 28, 2023		24,201,582	$338,751	$2,132	$19,436	$(393,092)	$462	$(32,311)

For the three-month period ended February 29, 2024
	Note	Share capital and Public Offering Warrants		Equity component of convertible notes				Accumulated other comprehensive income
		Number of shares(1)	Amount			Contributed surplus	Deficit		Total
Balance as at November 30, 2023		45,980,019	363,927		—	23,178	(408,659)	684	(20,870)
Total comprehensive loss for the period		—	—		—	—	(4,481)	—	(4,481)
Net loss for the period
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		—	—		—	—	—	60	60

Total comprehensive loss for the period		—	—		—		(4,481)	60	(4,421)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	9(c)	—	—		—	689	—	—	689

Total contributions by owners		—	—		—	689	—	—	689

Balance as at February 29, 2024		45,980,019	$363,927	$		$23,867	$(413,140)	$744	$(24,602)

[1]	See Note 1 for share consolidation.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

	Note	2024	2023
Cash flows from (used in)
Operating
Net loss for the period		$(4,481)	$(10,443)
Adjustments for
Depreciation of property and equipment		73	98
Amortization of intangible and other assets		360	739
Amortization of right-of-use assets		84	102
Share-based compensation for stock option plan and stock appreciation rights		627	576
Gain on lease termination		—	(121)
Change in fair value of derivative financial assets		7	331
Change in fair value of liability related to deferred stock unit plan		(3)	(155)
Interest on convertible unsecured senior notes and term loan	4	2,274	1,784
Interest paid on convertible unsecured senior notes and term loan		(2,325)	(2,188)
Interest income		(420)	(227)
Interest received		430	240
Income tax expense		110	96
Foreign exchange		(26)	285
Loss on Loan Facility modifications		—	2,650
Accretion expense and amortization of deferred financing costs	4	374	533
Change in fair value of Marathon Warrants		(213)	—

		(3,129)	(5,700)
Change in operating assets and liabilities
Trade and other receivables		3,027	2,085
Tax credits and grants receivable		24	(72)
Inventories		(237)	4,578
Prepaid expenses and deposits		567	1,644
Accounts payable and accrued liabilities		1,422	(6,545)
Provisions		(3,382)	671

		1,421	2,361

		(1,708)	(3,339)
Financing activities
Share issue costs		(153)	(37)
Payments of lease liabilities	8	(122)	(125)

		(275)	(162)
Investing activities
Proceeds from sale of bonds and money market funds		134	—
Acquisition of derivative financial assets		—	(104)
Acquisition of property and equipment		—	(222)

		134	(326)

Net change in cash during the period		(1,849)	(3,827)
Cash, beginning of period		34,097	23,856
Effect of foreign exchange on cash		(8)	(6)

Cash, end of period		$32,240	$20,023

Refer to Note 10 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The consolidated financial statements (“Financial Statements”) include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

The Company has one material wholly-owned subsidiary:

•

Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation

(a)	Share consolidation

On July 19, 2023, the Board of Directors approved a consolidation of the issued and outstanding common shares (the “Common Shares”) on the basis of one for four (1-for-4) common shares (the “Consolidation”) effective July 31, 2023. All references in these Financial Statements to the number of common shares, Public Offering Warrants (as defined in Note 8(a)), Marathon Warrants (as defined in Note 8(b)), Options (as defined in Note 8(c)), weighted average number of common shares, basic and diluted loss per share and the exercise prices of the Public Offering Warrants, Marathon Warrants and Options have been retrospectively adjusted and restated to reflect the effect of the Consolidation for all periods presented.

(b)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2023 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 9, 2024.

(c)	Going concern uncertainty

As part of the preparation of these Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from February 29, 2024. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

1.	Basis of preparation (continued)

(c)	Going concern uncertainty (continued)

For the three-month ended February 29, 2024, the Company incurred a net loss of $4,481 (2023-$10,443) and had positive cash flows from operating activities of $1,421 (2023- $2,361). As at February 29, 2024, cash amounted to $32,240 and bonds and money market funds amounted to $6,213.

The Company’s Loan Facility contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 6). A breach of the liquidity covenant (a “Liquidity Breach”) provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements, and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. During fiscal 2023, the Company incurred a Liquidity Breach and entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 6).

As at February 29, 2024, the material covenants of the Marathon Credit Agreement, as amended, include: (i) minimum liquidity requirements to be between $15,000 and $20,000, based on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; and (ii) quarterly minimum Marathon Adjusted EBITDA targets. There is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the condition precedents to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 29, 2024, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

1.	Basis of preparation (continued)

(d)	Basis of measurement

The Company’s interim financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and warrant liabilities, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

(e)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2023.

(f)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2023 have been applied consistently in the preparation of these interim financial statements.

Changes in accounting policies

Standards issued but not yet effective.

A number of new standards are effective for annual periods beginning after December 1, 2023 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated interim financial statements. Refer to Note 1 of the annual consolidated financial statements as at November 30, 2023 for a description of those standards.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	2024	2023
EGRIFTA SV®	$9,586	$12,711
Trogarzo®	6,661	7,197

	$16,247	$19,908

Net sales by geography were as follows:

	2024	2023
United States	$16,169	$19,645
Europe	78	263

	$16,247	$19,908

4.	Finance income and finance costs

	Note	2024	2023
Gain on financial instruments carried at fair value		$209	$—
Gain on lease termination		—	121
Interest income		420	227

Finance income		629	348
Accretion expense and amortization of deferred financing costs	7 and 8	(374)	(533)
Interest on convertible unsecured senior notes and term loan		(2,274)	(1,784)
Bank charges		(6)	(20)
Loss on financial instruments carried at fair value		—	(176)
Net foreign currency loss		(2)	(125)
Other		(98)	—
Loss on Laon Facility modifications		—	(2,650)

Finance costs		(2,754)	(5,288)

Net finance costs recognized in net profit or loss		$(2,125)	$(4,940)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

5.	Inventories

In the first quarter of 2024, an inventory provision of $837 (2023 – nil) was recognized pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of goods sold.

6.	Provisions

	Chargebacks and rebates	Returns	Restructuring	Total
Balance as at November 30, 2022	$6,032	$1,485	$—	$7,517
Provisions made	15,407	1,086	1,963	18,456
Provisions used	(14,506)	(309)	(1,721)	(16,536)
Effect of change in exchange rate	168	—	(2)	166

Balance as at November 30, 2023	$7,101	$2,262	$240	$9,603

Provisions made	3,629	430	18	4,077
Provisions used	(6,717)	(535)	(207)	(7,459)
Effect of change in exchange rate	(26)	—	—	(26)

Balance as at February 29, 2024	$3,987	$2,157	$51	6,195

7.	Loan Facility

On July 20, 2022, the Company entered into a credit agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) providing for up to $100,000 (the “Loan Facility” or “ Marathon Credit Agreement”) in loan. The disbursement of the loan was to be made available to the Company over time in four various tranches with each bearing specific conditions to be met by the Company.

On July 27, 2022, a principal amount of $40,000 (“Tranche 1 Loan”) was funded while on June 21, 2023, a second $20,000 (‘Tranche 2 Loan”) was funded as a result of the lender removing during the first quarter of 2023 the condition related to the submission to the FDA of the results from the human factor study the Company was then conducting. The Company does not meet the conditions precedents to draw down the additional tranches of capital of $15,000 and $25,000, respectively.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

7.	Loan Facility (continued)

On July 3, 2023, the Company incurred a Liquidity Breach resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. On July 10, 2023, the Company and the lender amended the terms of the Marathon Credit Agreement to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023 as follows:

•	From $20,000 to $14,000 between July 10, 2023 up to and including July 21, 2023; and

•	From $14,000 to $16,000 between July 22, 2023 up to and including July 28, 2023.

On July 28, 2023, the Company and the lender entered into an additional amendment to the terms of the Marathon Credit Agreement to provide, amongst other things, for the minimum liquidity covenant to be $15,000 from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant was set at $20,000; provided, however, that if the F8 formulation of tesamorelin was not approved by the United States Food and Drug Administration by March 31, 2024, the minimum liquidity covenant was set at $30,000. On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach for the period between July 3, 2023 up to end and including July 9, 2023. On October 13, 2023, the Company and the lender entered into an additional amendment to the Marathon Credit Agreement (the “Fifth Amendment”) providing for, amongst other things, the following amendments:

•

revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000 and $20,000, based on thresholds for Marathon Adjusted EBITDA over the most recently ended four fiscal quarters;

•	revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023;

•

deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies to the Company’s annual report.

In consideration of the Fifth Amendment, the Company agreed to (i) pay an amount equal to $540 amortized value ($600), or 100 basis points calculated on the outstanding principal amount of the funded debt as of October 13, 2023 ($60,000), which amount was added to the outstanding principal amount of the funded debt as payment in kind; and (ii) reset the exercise price of the Marathon Warrants, which are now exercisable into 1,250,000 common shares at $2.30 per common share, down from the previous $5.80 per common share.

The salient conditions of the amounts drawn under the Loan Facility are as follows:

•

The Loan Facility has an initial term of five years, provides for an interest-only period of 24 months, and bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024. The Company is entitled to prepay the outstanding Loan Facility at any time subject to certain prepayment premium amount: for Tranche 1 Loan until July 27, 2024, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid. For Tranche 2 Loan, until June 21, 2025, an amount equal to the make whole amount , and after this date, a maximum amount of 3% of the principal amount being prepaid;

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

7.	Loan Facility (continued)

•

The Loan Facility provides Marathon Adjusted EBITDA-based targets and minimum liquidity requirements (both as defined in the Marathon Credit Agreement) for all times to be between $15,000 and $20,000 based on thresholds for Marathon Adjusted EBITDA over the most recently ended four financial quarters;

•

The Loan Facility requires the lender’s consent to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets. A breach of the terms and conditions of the Marathon Credit Agreement will create an event of default resulting in an increase of 300 basis points on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt;

•	The lender has a first ranking security interest on all of the Company’s assets, subject to certain credit card arrangements restrictions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

The movement in the carrying value of the Loan Facility is as follows:

Proceeds from Loan Facility on July 27, 2022	$40,000
Transaction costs	(2,285)
Accretion expense	179

Term loan as at November 30, 2022	$37,894
Proceeds from Tranche 2 Loan on June 21, 2023	20,000
Costs related to issuance of Tranche 2 Loan	(1,182)
Costs related to Marathon Warrants	(78)
Consideration for the Fifth Amendment	540
Accretion expense	800

Term loan as at November 30, 2023	$57,974
Accretion expense	275

Term loan as at February 29, 2024	$58,249
Current portion	(12,354)
Non-current portion	45,895

8.	Lease liabilities

Carrying value
Balance as at November 30, 2022	$1,922
Accretion expense	101
Lease payments	(452)
Effect of change in exchange rates	17
Termination	(920)
New lease	326

Balance as at November 30, 2023	$994
Accretion expense	19
Lease payments	(122)

Balance as at February 29, 2024	891
Current portion	(431)

Non-current portion	$460

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants

(a)	Public offering Warrants

On January 19, 2021, the Company completed a public offering for the sale and issuance of units. Each unit was comprised of one common share of the Company and one half of one common share purchase warrant of the Company (each whole warrant, a “Public Offering Warrant”) and is classified in Share Capital and Public Offering Warrants within equity. During the first quarter ended February 29, 2024, no Public Offering Warrants were exercised (November 30, 2023 nil).

The 8,130,550 Public Offering Warrants expired on January 19, 2024.

On October 31, 2023, the Company completed a public offering for the sale and issuance of 12,500,000 common shares at a price of $1.00 per common share for gross proceeds of $12,500. On November 14, 2023, the Company issued 160,000 common shares at a price of $1.00 per common share for gross proceeds of $160 in relation to the partial exercise of the over-allotment option. The Company has also completed a concurrent private placement (the “Concurrent Private Placement”) with Investissement Québec of 9,118,184 common shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable at all times into common shares on a one-for-one basis in, in each case, at $1.00 for gross proceeds of $12,500. The subscription receipts were issued to limit the share ownership of the investor to not more than 19.9% of the issued and outstanding common shares and the subscription receipts are exchangeable at any time, provided ownership limitations are respected. The Company has also entered into an investor rights agreement pursuant to which Investissement Québec will be entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the Common Shares purchased pursuant to the Concurrent Private Placement. The cost of the offering amounted to $2,053.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(b)	Marathon Warrants

On February 27, 2023, the Company issued to Marathon an aggregate of 5,000,000 common share purchase warrants (the “Marathon Warrants”) exercisable into 1,250,000 common shares, at an exercise price of $5.80, post Consolidation. The Marathon Warrants are exercisable for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.

The Marathon Warrants were issued as consideration for various amendments made to the Marathon Credit Agreement, including:

•	An amendment to remove a condition precedent to the disbursement of the Tranche 2 Loan requiring the Company to have filed with the FDA the results of a human factor study before June 30, 2023; and

•	An amendment to allow for the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.

In consideration of the Fifth Amendment, the Company has agreed to reset the exercise price of the 5,000,000 Marathon Warrants, which are now exercisable into 1,250,000 common shares at $2.30 per common share. (Refer to Note 7).

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was a substantial modification and it was concluded that the modification was not substantial. At the issuance, $2,650 were recorded as loss on debt modification using the Black-Sholes model and the assumptions set forth in the table below. An amount of $350 was recorded reflecting the increase of fair value of Marathon Warrants for the repricing upon entering into the Fifth Amendment. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement of $213 for the quarter ended February 29, 2024.

	Measurement date as at February 29, 2024	Issuance date measurement
Risk-free interest rate	4.25%	3.92%
Expected volatility	89.86%	61.985%
Average option life in years	6 years	7 years
Share price	$1.45	3.80
Warrant exercise price	$2.30	5.80

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(b)	Marathon Warrants (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the term of the Marathon warrant life. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the Marathon warrant is based upon the contractual term. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(c)	Stock option plan

The Company has established a stock option plan (the “Option Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options (the “Option”) for the purchase of common shares. The exercise date of an Option may not be later than 10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Option Plan to provide, among other things, that the maximum number of common shares that may be issued under the Option Plan (together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding common shares, on a non-diluted basis. The Option Plan has a “reloading” or “evergreen” feature, so that when Options are exercised, the number of common shares issuable under the Option Plan will be replenished and such exercised Options will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. Generally, the Options vest on the grant date or over a period of up to three years.

As at February 29, 2024, 5,764,622 Options could still be granted by the Company (2023 – 137,347) under the Option Plan.

All options are to be settled by the physical delivery of common shares.

Changes in the number of options outstanding during the past two years were as follows:

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

Weighted average exercise price per option
	Number of options	CAD	USD
Options outstanding in CA$
Options as at November 30, 2022 – CA$	1,180,052	$15.92	$11.84
Granted – CA$	792,193	5.16	3.80

Options outstanding as at February 28, 2023 – CA$	1,972,245	$11.60	$8.48

Options as at November 30, 2023 – CA$	1,774,559	11.51	8.48
Forfeited and expired – CA$	(708)	15.41	11.41

Options outstanding as at February 29, 2024 – CA$	1,773,851	11.51	8.48

Options exercisable as at February 29, 2024 – CA$	1,199,279	13.35	9.83

Options exercisable as at February 28, 2023 – CA$	806,050	$15.80	$11.56

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

Options outstanding in US$
Options as at November 30, 2022 – US$	106,643	10.00
Granted – US$	203,935	3.80

Options outstanding as at February 28, 2023 – US$	310,578	5.92

Options as at November 30, 2023 – US$	279,369	6.02
Forfeited and expired – US$	(1,250)	3.80

Options outstanding as at February 29, 2024 – US$	278,119	6.84

Options exercisable as at February 29, 2024 – US$	123,191	8.03

Options exercisable as at February 28, 2023 – US$	37,014	9.52

During the three-month period ended February 29, 2024, $689 (2023 – $626) was recorded as share-based compensation expense for the Plan. No options were granted during the first quarter ended February 29, 2024. The fair value of options granted during the 2023 period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

2023
Options granted in CA$
Risk-free interest rate	3.33%
Expected volatility	64.3%
Average option life in years	9.5 years
Grant-date share price	$3.80 (CA$5.16)
Option exercise price	$3.80 (CA$5.16)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

2023
Options granted in US$
Risk-free interest rate	3.92%
Expected volatility	62%
Average option life in years	9.5 years
Grant-date share price	$3.80
Option exercise price	$3.80

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

For the three-month periods ended
	Number of options	Weighted average grant date fair value
Options granted in CA$
February 28, 2023	792,193	$2.76 (CA$3.76)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

9.	Share capital and warrants (continued)

(c)	Stock option plan (continued)

For the three-month periods ended
	Number of options	Weighted average grant date fair value
Options granted in US$
February 28, 2023	203,935	$2.72

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires certain subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(d)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $4,481 (2023 – $10,443) and a weighted average number of common shares outstanding calculated as follows:

	February 29, 2024	February 28, 2023
Issued common shares as at December 1	45,980,019	24,201,582
Effect of subscription receipts issue	3,381,816	—

Weighted average number of common shares, basic and diluted	49,361,835	24,201,582

For the three-month period ended February 29, 2024 2,051,970 (2023 – 2,282,823) Options and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive. The Public Offering Warrants and the convertible unsecured senior notes were also excluded from the weighted average number of diluted common share calculation for the periods they were outstanding.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

10. Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	February 29, 2024	February 28, 2023
Additions to property and equipment included in accounts payable and accrued liabilities	$—	$74
Deferred financing costs included in accounts payable and accrued liabilities	165	196

11.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2023, considering the update below.

12.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Loan Facility approximates its fair value because the terms were modified near the end of the 2023 fiscal year-end.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2024 and February 28, 2023

(Unaudited)

12.	Determination of fair values (continued)

Share-based payment transactions

The fair value of the Share Options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of the DSUs is determined using the quoted price of the common shares of the Company and considered Level 2 in the fair value hierarchy.

Marathon Warrants

The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy.

13.	Operating segments

The Company has a single operating segment. Over 99% of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2024	2023
RxCrossroads	$16,169	$16,645
Others	78	263

	$16,247	$19,908

As at February 29, 2024, the Company’s non-current assets of $14,149 are located in Canada ($13,809), the United States ($56) and Ireland ($284).

14.	Subsequent event

On March 22, 2024, the Company announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide (TH1902), a novel peptide-drug conjugate (PDC), in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure. These changes are expected to result in a restructuring charge of approximately $600 related to severance and other expenses and approximately $800 in accelerated depreciation on equipment. The Company anticipates all charges to be fully taken during 2024.